EXHIBIT 12.1

Thermon Holding Corp.

Computation of Ratio of Earnings to Fixed Charges

(amounts in thousands)

	Pre- Predecessor/ Predecessor Combined	Predecessor			Predecessor Successor Combined
	Fiscal Year Ended March 31,			Three Months Ended June 30
	2008	2009	2010	2009	2010
Earnings

Income (loss) from continuing operations before provision for income taxes	$699	$28,196	$32,906	$9,602	$(30,773)

Plus: Fixed Charges

Interest expense and amortization of premiums/discounts (a)	8,374	9,625	7,357	2,068	12,074
Estimated interest component of rental expense	574	535	566	138	147

Total Fixed Charges	$8,948	$10,160	$7,923	$2,206	$12,221

Less:

Pre tax income from continuing operations plus fixed charges	$9,647	$38,356	$40,829	$11,808	$(18,552)

Ratio of Earnings to Fixed Charges (b)	1.1	3.8	5.2	5.4	nm

(a)	The Company considers one-third of rent expense to be a reasonable estimate of the related interest expense.
(b)	Earnings for the three months ended June 30, 2010 were significantly affected by one-time costs related to the Transactions. If earnings were adjusted to exclude the $5.0 million purchase accounting inventory amortization expense, $5.3 million amortization of intangibles and $20.0 million in transaction costs associated with the Transactions, the ratio of earnings to fixed charges for the three months ended June 30, 2010 would be 1.0x.